Filed pursuant to Rule 433
August 23, 2006

Relating to
Pricing Supplement No. 374 dated August 23, 2006 to
Registration Statement No. 333-131266

GLOBAL MEDIUM-TERM NOTES, SERIES F
Fixed Rate Senior Notes Due 2017

Issuer:	Morgan Stanley
Principal Amount:	$1,500,000,000
Maturity Date:	August 28, 2017
Trade Date:	August 23, 2007
Original Issue Date (Settlement):	August 28, 2007
Interest Accrual Date:	August 28, 2007
Issue Price (Price to Public):	99.856%
Agent’s Commission:	0.45%
All-in Price:	99.406%
Net Proceeds to Issuer:	$1,491,090,000
Interest Rate:	6.250% per annum
Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each February 28 and August 28, beginning February 28, 2008
Day Count Convention:	30/360
Optional Make-Whole Redemption:	Yes (treasury spread: plus 30 basis points)
Specified Currency:	U.S. Dollar (“$”)
Minimum Denomination:	$100,000 and integral multiples of $1,000 in excess thereof
Business Day:	New York
CUSIP:	617446V71
ISIN:	US617446V714
Issuer Ratings:	Aa3/AA-/AA-
Agents:	Morgan Stanley & Co. Incorporated and such other agents as shall be named in the above-referenced Pricing Supplement
Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649.

Prospectus Dated January 25, 2006
Amendment No. 1 to Prospectus Supplement Dated July 24, 2007